U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 2000
                                               ------------------










                         GPU, Inc. (File No. 074-00023)
             --------------------- -------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
         -------------- ----------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended September 30, 2000
                                              -------------------



                                Table of Contents
                                -----------------

  Item
   No.                                   Title                         Page
   ---     ------------------------------------------                  ----

     1     Organization Chart                                            1

     2     Issuances and Renewals of Securities and
           Capital Contributions                                         3

     3     Associate Transactions                                        4

     4     Summary of Aggregate Investment                               7

     5     Other Investments                                             8

     6     Financial Statements and Exhibits:

               A - Financial Statements                                  9

               B - Exhibits                                             10

               C - Certificate of GPU, Inc.                             11

           Signature                                                    12










  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                                            ITEM 1 - ORGANIZATION CHART

                                              Energy (ERC)
                                              or Gas (GRC)         Date of        State of      Percentage of Voting      Nature of
   Name of Reporting Company                 Related Company     Organization    Organization     Securities Held **       Business
----------------------------------           ---------------     ------------    ------------    ---------------------    ----------

GPU, Inc. (a)
---------

GPU Advanced Resources, Inc.                          ERC            09/13/96         Delaware            100.0%              (b)

GPU International, Inc. (a)
-----------------------

Elmwood Energy Corporation                            ERC             02/13/87       New Jersey            100.0            (c),(d)
  Prime Energy Limited Partnership                    ERC             05/08/86       New Jersey             50.0              (d)
Geddes II Corporation                                 ERC             06/24/98       Delaware              100.0              (c)
Geddes Cogeneration Corporation                       ERC             03/23/89       New York              100.0              (c)
  Onondaga Cogeneration Limited Partnership           ERC             06/08/88       New York              100.0              (b)
EI Selkirk, Inc.                                      ERC             10/31/94       Delaware              100.0              (c)
 Selkirk Cogeneration Partners Limited Partnership    ERC             06/06/90       Delaware               19.2              (d)
NCP Energy, Inc.                                      ERC             11/21/89       California            100.0              (c)
  Syracuse Orange Partners L.P.                       ERC             04/02/91       Delaware                4.9               *
NCP New York, Inc.                                    ERC             07/09/93       Delaware              100.0               *
NCP Brooklyn Power, Inc.                              ERC             07/09/93       Delaware              100.0               *
NCP Gem, Inc.                                         ERC             05/23/91       Delaware              100.0              (c)
NCP Lake Power, Inc.                                  ERC             05/23/91       Delaware              100.0            (c),(d)
  Lake Investment, L.P.                               ERC             05/23/91       Delaware              100.0              (c)
    Lake Cogen, Ltd.                                  ERC             03/13/91       Florida                49.9 (g)          (d)
NCP Pasco, Inc.                                       ERC             05/23/91       Delaware              100.0              (c)
NCP Dade Power, Inc.                                  ERC             05/23/91       Delaware              100.0            (c),(d)
  Dade Investment, L.P.                               ERC             05/23/91       Delaware              100.0              (c)
    Pasco Cogen, Ltd.                                 ERC             03/13/91       Florida                49.9              (d)
NCP Houston Power, Inc.                               ERC             12/02/93       Delaware              100.0            (c),(d)
NCP Perry, Inc.                                       ERC             12/02/93       Delaware              100.0              (c)
  Mid-Georgia Cogen, L.P.                             ERC             12/03/93       Delaware               50.0              (d)
EI Services, Inc.                                     ERC             10/07/93       Delaware              100.0              (d)
NCP Ada Power, Inc.                                   ERC             07/31/93       California            100.0               *
Umatilla Groves, Inc.                                 ERC             06/17/92       Delaware              100.0               *
NCP Commerce Power, Inc.                              ERC             08/31/93       California            100.0               *
Armstrong Energy Corporation                          ERC             07/14/88       New Jersey            100.0               *
  AEC/REF Fuel, Limited Partnership                   ERC             12/22/89       Pennsylvania          100.0               *
EI Fuels Corporation                                  ERC             08/09/90       Delaware              100.0              (e)
GPU Solar, Inc.                                       ERC             07/09/97       New Jersey             50.0              (f)
GPUI Lake Holdings, Inc.                              ERC             03/03/97       Delaware              100.0               *
GPU Generation Services - Lake, Inc.                  ERC             04/05/99       Delaware              100.0              (d)*
GPU Generation Services - Pasco, Inc.                 ERC             04/05/99       Delaware              100.0              (d)


*      Inactive.
**     Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as
       applicable.


(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)    This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI assigned and transferred the option to acquire an additional 50% limited partnership interest in Lake Cogen, Ltd. (Lake) to New Lake Corp. (New Lake), an unaffiliated company, for a promissory note. New Lake then exercised the option and acquired the limited partnership interest in Lake. GPUI has indemnified New Lake against all claims and liabilities incurred relating to the operations of Lake. In turn, New Lake has agreed to sell its interest in Lake to a purchaser yet to be designated by GPUI. Based on this, Lake and New Lake are included as consolidated entities in GPUI's financial statements.



               Narrative Description of Activities for Reporting Period
               --------------------------------------------------------

       In October 2000, GPU, Inc. agreed to sell GPUI (including all the GPUI subsidiaries listed in Item 1, except for NCP Energy Inc.; NCP Ada Power, Inc.; and GPU Solar, Inc.) to Aquila Energy Corporation, a subsidiary of UtiliCorp United, for $225 million. GPU, Inc. expects to complete the sale, which is subject to certain federal and state regulatory approvals, by the end of 2000.


                        ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                            Type of     Principal                              Company to       Collateral     Consideration
                            Security    Amount of     Issue or    Cost of     whom Security     Given with      Received
Company Issuing Security    Issued      Security      Renewal     Capital      was Issued         Security     for Each Security
------------------------    --------    ---------     -------     --------    -------------     -----------   ------------------

        None.






                            Company Contributing               Company Receiving                 Amount of Capital
                                 Capital                         Capital                           Contribution
                           ----------------------------    ----------------------------          ------------------

                                    None.





Note:     The information provided in Item 2 presents the activities of the
----      reporting period only.

                                          ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate
         Companies



                                                                                                                              Total
     Reporting Company                               Associate Company                                                       Amount
    Rendering Services                              Receiving Services                       Types of Services Rendered      Billed
 ------------------------------           --------------------------------                   --------------------------    ---------

  EI Services, Inc.                       Mid-Georgia Cogen, L.P.                          Operations management            $ xx (1)

  NCP Houston Power, Inc.                 Mid-Georgia Cogen, L.P.                          Accounting and administration      xx (1)

  EI Fuels Corporation                    Mid-Georgia Cogen, L.P.                          Fuel supplies and management       xx (1)
                                                                                           services

  NCP Lake Power, Inc.                    Lake Cogen, Ltd.                                 Accounting, administration and    xxx (1)
                                                                                           operations and maintenance (O&M)
                                                                                           management

  NCP Dade Power, Inc.                    Pasco Cogen, Ltd.                                Administration                     xx (1)

  Geddes Cogeneration Corporation         Onondaga Cogeneration Limited Partnership        Accounting, administration and    xxx (1)
                                                                                           O&M management

  Elmwood Energy Corporation              Prime Energy Limited Partnership                 Accounting and administration      xx (1)

  GPU Generation Services -               Pasco Cogen, Ltd.                                O&M services                      xxx (1)
  Pasco, Inc.


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

      (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting
          Companies



                                                                                                                            Total
     Associate Company                     Reporting Company                                                                Amount
    Rendering Services                    Receiving Services                            Types of Services Rendered          Billed
--------------------------        ---------------------------------                  --------------------------------      --------

GPU International, Inc.            Prime Energy Limited Partnership             O&M management                             $xxx

GPU International, Inc.            EI Services, Inc.                            Operations management for                     x (1)
                                                                                Mid-Georgia Cogen, L.P.

GPU International, Inc.            NCP Houston Power, Inc.                      Accounting and administration for            xx (1)
                                                                                Mid-Georgia Cogen, L.P.

GPU International, Inc.            NCP Lake Power, Inc.                         Accounting, administration and O&M           xx (1)
                                                                                management for Lake Cogen, Ltd.

GPU International, Inc.            NCP Dade Power, Inc.                         Administration for Pasco Cogen, Ltd.         xx (1)

GPU International, Inc.            Onondaga Cogeneration Limited                O&M management                                x (1)
                                   Partnership

GPU International, Inc.            Geddes Cogeneration Corporation              Accounting and administration for           xxx (1)
                                                                                Onondaga Cogeneration Limited
                                                                                Partnership

GPU International, Inc.            Elmwood Energy Corporation                   Accounting and administration for           xxx (1)
                                                                                Prime Energy Limited Partnership

GPU International, Inc.            NCP Energy, Inc.                             Accounting and administration for             x (1)
                                                                                Syracuse Orange Partners L.P.

GPU International, Inc.            GPU Solar, Inc.                              Management, marketing and technical           x (1)
                                                                                expertise for GPU Solar, Inc.



Part II - Transactions Performed by Associate Companies on Behalf of Reporting
          Companies (Continued)


                                                                                                                     Total
     Associate Company                              Reporting Company                                                Amount
    Rendering Services                             Receiving Services              Types of Services Rendered        Billed
----------------------------           ------------------------------------      --------------------------------    -------

GPU International, Inc.                 GPU Advanced Resources, Inc.            Certain general and administrative   $  x (1)
                                                                                services for GPU Advanced Resources,
                                                                                Inc.

Metropolitan Edison Company             GPU Advanced Resources, Inc.            Certain general and administrative      x (2)
                                                                                services for GPU Advanced Resources,
                                                                                Inc.

GPU Service, Inc.                       GPU Advanced Resources, Inc.            Legal and certain general and          xx (3)
                                                                                administrative services for
                                                                                GPU Advanced Resources, Inc.


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown include overhead charges applied, at a rate of 160%, to employee salaries billed for services rendered. No capital costs were charged.

       (2) The amounts shown include overhead charges applied, at a rate of 36.78%, to employee salaries billed for services rendered. No capital costs were charged.

       (3) The amounts shown include overhead charges applied, at a rate of 37.04%, to employee salaries billed for services rendered. No capital costs were charged.


                                       ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  September 30, 2000              $10,932,587                   Line 1
                                                   ------------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)             1,639,888                   Line 2
       Greater of $50 million or line 2                                                           $1,639,888      Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Ownership and operation of qualifying facilities (Category VIII)              31,429
           Energy services and retail energy sales (Category V)                          25,900
           Fuel management services (Category IX)                                           -
           Operations and maintenance services (Category VII)                               -
           Development and commercialization of photovoltaics (Category II)                 450
                                                                                      ---------

                Total current aggregate investment                                                    57,779      Line 4
                                                                                                   ---------
       Difference  between the  greater of $50 million or 15% of  capitalization and the total aggregate investment of the registered holding company
             system (line 3 less line 4)                                                          $1,582,109       Line 5
                                                                                                  ==========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

           The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58
           (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.


                                        ITEM 5 - OTHER INVESTMENTS

                                          Aggregate Investment as of      Change in Investments          Reason for Change
Major Line of Energy-Related Business       June 30, 2000                 During Reporting Period         in Investments
--------------------------------------    --------------------------      -----------------------        -----------------

Ownership and operation of qualifying
     facilities (Category VIII)              $152,113 *                      $    -                          No Change.


Energy services and retail energy
  sales (Category V)                           25,900                             -                          No change.


Fuel management services (Category IX)             **                             -                          No change.


Operations and maintenance
  services (Category VII)                          **                             -                          No change.


Development and commercialization of
  photovoltaics (Category II)                     450                             -                          No change.




* The caption "Aggregate Investment as of June 30, 2000" includes $120,684 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof. The $120,684 includes a reduction of $16,500 for dividends paid to GPU, Inc. by GPU International.

** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."

                                     ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    --------------------

   A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended September 30, 2000.

   A-2 Financial statements of Elmwood Energy Corporation for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-3 Financial statements of Prime Energy Limited Partnership for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-4 Financial statements of Geddes Cogeneration Corporation for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-5 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-6 Financial statements of NCP Energy, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-7 Financial statements of NCP Lake Power, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-8 Financial statements of NCP Dade Power, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-9 Financial statements of NCP Houston Power, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-10 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-11 Financial statements of EI Services, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-12 Financial statements of GPU Solar, Inc. for the quarter September 30, 2000 - filed pursuant to request for confidential treatment.

   A-13 Financial statements of EI Fuels Corporation for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-14 Financial statements of Geddes II Corporation for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

   A-15 Financial statements of GPU Generation Services - Pasco, Inc. for the quarter ended September 30, 2000 - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

   B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative services (included in partnership agreement)
            - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-6 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-7 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-8 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-9 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

   B-10 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.

    --------

   B-11 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services - incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.

   B-12 Contract between GPU Generation Services - Pasco, Inc. and Pasco Cogen, Ltd. to provide O&M services - incorporated by reference to Exhibit B-15 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1999.



   Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.



C.  Certificate of GPU, Inc.
    ------------------------

                                    SIGNATURE


       The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                            GPU, INC.


November 22, 2000
                                            By /s/ P. E. Maricondo
                                               ---------------------------------
                                               P. E. Maricondo,
                                               Vice President and Comptroller
                                               (principal accounting officer)






















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